UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                  Stevia Corp.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    86031P106
                                 (CUSIP Number)

                             George S. Blankenbaker
                   c/o Blankenbaker Ventures (Asia) Pte. Ltd.
                          48 Toh Guan Road East #06-152
                                 Enterprise Hub
                                Singapore 608586
                                 (888) 250-2566
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 26, 2014
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
-------------------                                            -----------------
CUSIP NO. 86031P106                                            Page 2 of 5 Pages
-------------------                                            -----------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Blankenbaker Ventures (Asia) Pte. Ltd.
   I.R.S. #: None - Foreign
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   The Place of Organization is Singapore.
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    20,744,682
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     0
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       20,744,682
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    0
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   20,744,682
   -----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*     [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   17.46% (1)
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   FI
   -----------------------------------------------------------------------------

----------
(1) Based on 118,845,923 shares of Common Stock outstanding on March 7, 2014 including restricted stock subject to vesting in the next sixty days.

                                  SCHEDULE 13G
-------------------                                            -----------------
CUSIP NO. 86031P106                                            Page 3 of 5 Pages
-------------------                                            -----------------

ITEM 1.

     (a)  Name of Issuer

          Stevia Corp.

     (b)  Address of Issuer's Principal Executive Offices

          7117 US 31 S
          Indianapolis, IN 46227

ITEM 2.

     (a)  Name of Person Filing

          Blankenbaker Ventures (Asia) Pte. Ltd.

     (b)  Address of the Principal Office or, if none, residence

          48 Toh Guan Road East
          #06-152 Enterprise Hub
          Singapore 608586

     (c)  Citizenship

          The Place of Organization is Singapore.

     (d)  Title of Class of Securities

          Common Stock, par value $0.001 per share (the "Shares")

     (e)  CUSIP Number

          86031P106

ITEM  3.  IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO   SS.SS.240.13D-1(B)   OR
240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     Not applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                                  SCHEDULE 13G
-------------------                                            -----------------
CUSIP NO. 86031P106                                            Page 4 of 5 Pages
-------------------                                            -----------------

     (a)  Amount beneficially owned:

          The Reporting Person beneficially owns 20,744,682 Shares. This number consists of 16,744,682 Shares and 4,000,000 Shares currently vested pursuant to a restricted stock award agreement granting the Reporting Person a total of 20,000,000 shares, subject to vesting restrictions.

     (b)  Percent of class:

          The Reporting Person beneficially owns approximately 17.46% of the total number of Shares outstanding (based upon 118,845,923 Shares outstanding as of March 7, 2014, including restricted stock subject to vesting in the next sixty days.

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 20,744,682

          (ii)  Shared power to vote or to direct the vote: 0

          (iii) Sole power  to  dispose  or  to  direct  the   disposition   of:
                20,744,682

          (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

                                  SCHEDULE 13G
-------------------                                            -----------------
CUSIP NO. 86031P106                                            Page 5 of 5 Pages
-------------------                                            -----------------

ITEM 10. CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      March 11, 2014
                                           -------------------------------------
                                                           Date


                                              /s/ George S. Blankenbaker Jr.
                                           -------------------------------------
                                                         Signature

                                                         President
                                           -------------------------------------
                                                        Name/Title